
MM
KARTON AG



Report for the first quarter of 2003

- Period results exceeded previous year's level
- Positive development of business in all Divisions
- Forecast horizon remains very short-term
- 2nd quarter capacity utilization in the cartonboard area expected to level below 1st quarter 2003
- Ongoing favorable development in the folding carton sector

Mayr-Melnhof Group Key Indicators

(US GAAP, unaudited)

(consolidated, in millions of EUR)	1st Quarter 1.1.-31.3.2003	1.1.-31.3.2002	+/-
Sales	340.4	294.4	+15.6%
EBITDA	58.3	54.7	+6.6%
EBITDA margin (%)	17.1%	18.6%	
Operating profit	39.4	34.5	+14.2%
Operating margin (%)	11.6%	11.7%	
Income before income taxes and minority interests	37.1	34.2	+8.5%
Income taxes	(14.5)	(12.2)	
Net income	22.2	21.9	+1.4%
Net income margin (%)	6.5%	7.4%	
Basic earnings per share (in EUR)	2.02	1.98	
Diluted earnings per share (in EUR)	2.01	1.98	
Cash earnings	44.4	42.6	+4.2%
Cash earnings margin (%)	13.0%	14.5%	
Capital expenditures	9.2	16.7	
Depreciation and amortization expense	20.8	20.2	

	31.3.2003	31.12.2002
Employees	6,806	6,786
Enterprise value (in millions of EUR)	822.8	784.6
Equity to total assets (%)	49.2%	48.7%
Net debt (in millions of EUR)	(64.8)	(40.1)

Dear Shareholders,

The overall economic situation has apparently been overtaken in the course of the first quarter by deplorable sentiments. Even qualified institutions now have confirmed that forecasts for the coming months are no longer possible and that a sustainable recovery is therefore not in sight.

Against the general trend, the results of your company could be further increased in the first quarter of 2003 through consistent efforts toward cost reduction and integration as well as sound investment decisions.

The utilization of the plants was at a high level in all Divisions. MM-Karton showed an overall positive development of business – as MM-Packaging and MM-Graphia – despite a temporary plunge in cartonboard sales to the Near and Middle East caused by the war. As of the beginning of the second half of the quarter, the raw material markets for recycling fibers and chemicals that depend on the price of crude oil experienced price increases.

Statement of Income

The consolidated sales stood at EUR 340.4 million, 15.6 % above the previous year's level. This represents a growth of EUR 46.0 million, of which some EUR 44.8 million is a result of the acquisitions made in 2002.

The operating profit was improved by EUR 4.9 million (+14.2 %). This can be basically traced back to the results of the Graphia plants acquired in 2002 and MM-Packaging.

Net interest expense amounted to EUR -0.4 million (Q1 2002: EUR -0.3 million).

The income before income taxes and minority interests came to EUR 37.1 million and was therefore 8.5 % above last year's level (Q1 2002: EUR 34.2 million). The effective tax rate stood at approximately 39 % (Q1 2002: approximately 36 %).

Overall, therefore, we were able to conclude the first quarter of 2003 with period results above the previous year's level. The net income for the period amounted to EUR 22.2 million (Q1 2002: EUR 21.9 million).

As a result of the share repurchase program and due to the resale of 57,000 shares of company stock as part of the shareholding increase in the Spiehs-Papyrus Group, a weighted average of 11,009,422 shares (diluted: 11,021,300) were in circulation during the period under review. On this basis, the basic and diluted earnings per share amount to EUR 2.02 and EUR 2.01 respectively (Q1 2002: both EUR 1.98). We refer to the explanations from the 2002 Annual Report as regards the US GAAP provisions on the determination of the earnings per share and the modalities of the stock options.

Depreciation and amortization of tangible and intangible fixed assets came to EUR 20.8 million (Q1 2002: EUR 20.2 million).

Assets, Capital Resources and Liquidity

The Mayr-Melnhof Group's balance sheet total grew in the first quarter of 2003 relative to December 31, 2002 by EUR 31.0 million to EUR 1,206.2 million.

Stockholders' equity increased primarily due to the period net income from EUR 572.0 to EUR 593.7 million. With an equity ratio of 49.2%, the balance sheet remains extremely solid.

The interest-bearing liabilities remained largely constant at EUR 181.1 million (12/31/2002: EUR 185.4 million) and are mostly of a long-term nature.

Total resources available to the Group rose in the period under review to EUR 245.9 million (12/31/2002: EUR 225.5 million). The balance of resources available and interest-bearing liabilities amounted to EUR 64.8 million (12/31/2002: EUR 40.1 million). Therefore the Group had no net debt.

Cash Flow Development

The cash flow from operating activities amounted to EUR 37.4 million as compared to EUR 27.4 million in the previous year. This increase results primarily from a lower commitment of funds in the working capital.

The EUR 16.4 million decrease of the cash flow from investing activities is attributable to lower disbursements for investments in intangible and tangible fixed assets (Q1 2003: EUR 9.8 million; Q1 2002: EUR 14.1 million) and to lower disbursements for acquisitions (Q1 2003: EUR 5.1 million; Q1 2002: EUR 17.3 million).

The cash flow from financing activities of EUR 0.3 million (Q1 2002: EUR -9.2 million) is a result both of inflows of funds from the use of own shares for an acquisition

project and from a reduction of the net repayment of liabilities to financial institutions of EUR 9.2 million in the first quarter of 2002 to EUR 3.3 million in the first quarter of 2003.

Outlook

Stagnation in Europe and uncertainty on the future economic development will presumably determine the general economic situation in the coming months as well. In this environment, we expect 2nd quarter capacity utilization in the cartonboard area to fall below the level of the 1st quarter 2003. As in the past, MM-Karton will selectively adjust cartonboard production to market conditions.

In the folding carton business of MM-Packaging and MM-Graphia, the favorable trend should continue in the coming months.

Since the effects of the war in Iraq on non-European cartonboard sales proved to be only temporary, it is not yet possible to assess when the stimuli from the Far East might resume. About 5 % of the cartonboard deliveries were sold in this region in 2002.

On the raw material markets we do not anticipate any significant changes during the second quarter from a current perspective.

Report on the Divisions

Group structure extended

In order to meet market demands to an even greater extent, and especially to create necessary decision-making structures, the cigarette packaging business – previously part of the organizational structure of the Packaging Division and the respective companies – have been structured as an independent operating division together with the Graphia Group, operating under the name Mayr-Melnhof Graphia ("MM-Graphia") as from the full year of 2002. The segments previously operating under the names Cartonboard Division and Packaging Division have been renamed to Mayr-Melnhof Karton ("MM-Karton") and Mayr-Melnhof Packaging ("MM-Packaging"). As a consequence of these structural changes, the new MM-Packaging cannot be compared to the segment referred to as Packaging Division in the quarterly reports until 2002. The interim reporting period with regard to MM-Packaging and MM-Graphia thus begins with the first quarter of 2003.

Mayr-Melnhof Karton

With a largely stable but continuing short-term demand from Europe and positive stimuli from overseas sales, the capacity utilization of MM-Karton was very satisfactory at 95% in the first quarter of 2003. The short-term nature of the sales market is evidenced in the significant drop compared to last year in the average order level of 55,000 tons (Q1 2002: 80,000 tons).

At 373,000 and 377,000 tons, cartonboard production and sales exceeded the previous year's levels of 362,000 and 364,000 tons. Approximately 77% of the quantity delivered were sold in Europe, while 23% were sold on non-European markets (Q1 2002: 79% and 21%). Despite increased price pressure in Europe and low prices on overseas markets, the average sales price was maintained above the level of the previous year's period, in particular due to selective production curtailments.

As a result, sales amounted to EUR 203.4 million. This represents an increase of 7.3% compared to last year. The operating profit improved despite higher raw material costs from EUR 25.4 to 25.9 million, and an operating margin of 12.7% was achieved (Q1 2002: 13.4%).

Performance Indicators MM-Karton (US GAAP, unaudited)

(in millions of EUR)	1st Quarter 2003	1st Quarter 2002	+/–
Sales[1]	203.4	189.5	+7.3%
Operating profit	25.9	25.4	+2.0%
Operating margin (%)	12.7%	13.4%	
Tonnage produced (in thousands of tons)	373	362	+3.0%

[1] including interdivisional sales

Mayr-Melnhof Packaging

After a rather cautious development on the most important sales markets at the beginning of the year, MM-Packaging experienced a positive sales trend during the later part of the quarter. The earnings position of MM-Packaging was further secured through the gain of new customers and consistent cost management.

Processed tonnage totaled approximately 79,000 tons. At sales in the amount of EUR 101.9 million, an operating profit of EUR 5.7 million was achieved. Therefore the operating margin leveled at 5.6%.

Performance Indicators MM-Packaging (US GAAP, unaudited)

(in millions of EUR)	1st Quarter 2003
Sales[1]	101.9
Operating profit	5.7
Operating margin (%)	5.6%
Tonnage processed (in thousands of tons)	79

[1] including interdivisional sales

Mayr-Melnhof Graphia

The integration of the acquisitions made in 2002 was terminated in the first quarter of 2003. The availability of three printing technologies and their specific use has proven to be a competitive advantage and have been well received by the customers. The repositioning of the acquired companies on the market under MM-Graphia has been successfully initiated.

The sales of cigarette packaging and high-grade confectionery packaging proved to be largely resistant to the economic situation in the first quarter of 2003 and experienced a stable development. A total of 23,000 tons of cartonboard and paper were processed.

The sales of MM-Graphia totaled EUR 58.9 million. The operating profit amounted to EUR 7.8 million. The operating margin was 13.2%.

Performance Indicators MM-Graphia (US GAAP, unaudited)

(in millions of EUR)	1st Quarter 2003
Sales[1]	58.9
Operating profit	7.8
Operating margin (%)	13.2%
Tonnage processed (in thousands of tons)	23

[1] including interdivisional sales

Consolidated Statements of Income

(US GAAP, unaudited)

(all amounts in thousands of EUR except share and per share data)	1st Quarter 1.1.-31.3.2003	1st Quarter 1.1.-31.3.2002
Sales	340,446.0	294,407.5
Cost of sales	(255,544.0)	(211,726.8)
Gross margin	84,902.0	**82,680.7**
Selling, general and administrative expenses	(48,736.5)	(50,228.3)
Other operating income - net	3,201.7	2,078.5
Operating profit	39,367.2	**34,530.9**
Interest income	1,775.7	1,951.0
Interest expense	(2,142.1)	(2,280.1)
Equity income - net	(123.0)	169.8
Other - net	(1,771.5)	(191.5)
Income before income taxes and minority interests	37,106.3	**34,180.1**
Income taxes	(14,504.8)	(12,206.3)
Income before minority interests	22,601.5	**21,973.8**
Minority interests	(397.5)	(120.0)
Net income	22,204.0	**21,853.8**
Basic average number of shares outstanding (in thousands)	11,009.4	11,047.9
Basic earnings per share	2.02	**1.98**
Diluted average number of shares outstanding (in thousands)	11,021.3	11,049.9
Diluted earnings per share	2.01	**1.98**

Consolidated Balance Sheets

(US GAAP, unaudited)

ASSETS (all amounts in thousands of EUR)	1st Quarter March 31, 2003	Year End Dec. 31, 2002
Current Cash and cash equivalents	171,460.5	149,147.1
Marketable securities	94.1	94.1
Trade accounts receivable, net of allowances for doubtful accounts	178,907.9	152,509.2
Inventories	148,416.5	152,442.0
Prepaid expenses and other current assets	56,874.9	53,292.1
Deferred income taxes	10,214.8	10,719.8
Total current assets	**565,968.7**	**518,204.3**
Investments and long-term financial assets	89,628.3	91,360.2
Property, plant and equipment - net	493,964.2	507,450.8
Deferred income taxes	448.7	428.4
Intangible assets - net, including goodwill of EUR 30,967.6 and EUR 30,982.3 in 2003 and 2002, respectively	39,895.8	40,932.7
Prepaid pension cost	16,328.6	16,835.0
Total assets	**1,206,234.3**	**1,175,211.4**

LIABILITIES AND STOCKHOLDERS' EQUITY (all amounts in thousands of EUR)	1st Quarter March 31, 2003	Year End Dec. 31, 2002
Current Trade liabilities	84,750.5	88,358.3
Accrued expenses and other liabilities	144,902.3	136,221.7
Deferred income	1,169.6	1,127.2
Deferred income taxes	1,188.6	1,221.2
Short-term borrowings	10,930.0	12,909.0
Current portion of long-term bank debt	64,222.4	64,548.3
Current portion of obligations under capital leases	8,843.7	8,726.3
Provisions for income taxes	50,109.9	41,625.4
Total current liabilities	**366,117.0**	**354,737.4**
Long-term debt	106,046.7	107,958.5
Obligations under capital leases	8,253.0	9,130.2
Other long-term liabilities	67,906.1	67,633.8
Deferred income taxes	55,504.2	55,453.7
Minority interests	8,662.0	8,269.9
Capital stock	87,240.0	87,240.0
Additional paid-in capital	169,661.4	169,594.3
Retained earnings	403,104.3	380,900.3
Accumulated other comprehensive loss	(13,159.6)	(9,025.0)
Treasury stock at cost	(53,100.8)	(56,681.7)
Stockholders' equity	**593,745.3**	**572,027.9**
Total liabilities and stockholders' equity	**1,206,234.3**	**1,175,211.4**

Consolidated Statements of Changes in Stockholders' Equity

(Condensed version US GAAP, unaudited)

(all amounts in thousands of EUR except per share data)	1st Quarter					
	Capital stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock at cost	Total stockholders' equity
Balance at January 1, 2003	**87,240.0**	**169,594.3**	**380,900.3**	**(9,025.0)**	**(56,681.7)**	**572,027.9**
Comprehensive income:						
Net income			22,204.0			22,204.0
Other comprehensive income (loss)				(4,134.6)		(4,134.6)
Total comprehensive income						18,069.4
Sale of treasury stock		67.1			3,580.9	3,648.0
Balance at March 31, 2003	**87,240.0**	**169,661.4**	**403,104.3**	**(13,159.6)**	**(53,100.8)**	**593,745.3**
Balance at January 1, 2002	**87,240.0**	**170,479.4**	**317,463.3**	**(294.5)**	**(51,350.6)**	**523,537.6**
Comprehensive income:						
Net income			21,853.8			21,853.8
Other comprehensive income (loss)				(1,181.9)		(1,181.9)
Total comprehensive income						20,671.9
Balance at March 31, 2002	**87,240.0**	**170,479.4**	**339,317.1**	**(1,476.4)**	**(51,350.6)**	**544,209.5**

Consolidated Statements of Cash Flows

(Condensed version US GAAP, unaudited)

(all amounts in thousands of EUR)	1st Quarter 1.1.-31.3.2003	1st Quarter 1.1.-31.3.2002
Cash flow from operating activities	37,433.7	27,355.2
Cash flow from investing activities	(14,934.8)	(31,262.7)
Cash flow from financing activities	343.8	(9,227.3)
Effect of exchange rate changes on cash and cash equivalents	(529.3)	(91.8)
Net change in cash and cash equivalents	**22,313.4**	**(13,226.6)**
Cash and cash equivalents at the beginning of the period	**149,147.1**	**166,639.6**
Cash and cash equivalents at the end of the period	**171,460.5**	**153,413.0**
Adjustments to reconcile cash and cash equivalents to total resources available to the Group:		
Current and non-current available-for-sale securities	74,402.4	80,032.8
Total resources available to the Group	**245,862.9**	**233,445.8**

Results for the first half-year of 2003 will be released on August 20, 2003.

The Management Board of
Mayr-Melnhof Karton AG

Quarterly Overview

(US GAAP, unaudited)

MM-Group

(in millions of EUR)	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002	4th Quarter 2002	**1st Quarter 2003**
Sales	294.4	305.6	340.4	325.3	340.4
EBITDA	54.7	54.3	60.7	53.6	58.3
EBITDA margin (%)	18.6%	17.8%	17.8%	16.5%	17.1%
Operating profit	34.5	33.3	37.4	30.5	39.4
Operating margin (%)	11.7%	10.9%	11.0%	9.4%	11.6%
Income before income taxes and minority interests	34.2	33.9	36.2	28.5	37.1
Income taxes	(12.2)	(12.2)	(13.3)	(11.1)	(14.5)
Net income	21.9	21.6	22.7	17.1	22.2
Net income margin (%)	7.4%	7.1%	6.7%	5.3%	6.5%
Basic earnings per share (in EUR)	1.98	1.96	2.06	1.57	2.02
Diluted earnings per share (in EUR)	1.98	1.96	2.06	1.57	2.01

Divisions

MM-Karton

(in millions of EUR)	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002	4th Quarter 2002	**1st Quarter 2003**
Sales[1]	189.5	207.2	194.7	187.3	203.4
Operating profit	25.4	24.7	21.9	22.4	25.9
Operating margin (%)	13.4%	11.9%	11.2%	12.0%	12.7%
Tonnage produced (in thousands of tons)	362	380	369	324	373

MM-Packaging

(in millions of EUR)	**1st Quarter 2003**
Sales[1]	101.9
Operating profit	5.7
Operating margin (%)	5.6%
Tonnage processed (in thousands of tons)	79

MM-Graphia

(in millions of EUR)	**1st Quarter 2003**
Sales[1]	58.9
Operating profit	7.8
Operating margin (%)	13.2%
Tonnage processed (in thousands of tons)	23

[1] including interdivisional sales

Mayr-Melnhof Shares



Relative Performance of MM Shares 2002/2003
160
150
140
130
120
110
100
90
80
70
60
MM
ATX
MSCI
(Europe/Forest Products and Paper)
Jan Feb March April May June July Aug Sep Oct Nov Dec Jan Feb March April
28.12.2001=100

Share price (closing price)	as of May 5, 2003	EUR 76.40	Number of shares issued	12,000,000
	2003 High	EUR 78.10	Market capitalization	
	2003 Low	EUR 68.40	as of May 5, 2003	EUR 842 million

Share Repurchase Program

Since March 19, 2001, the Mayr-Melnhof Group has been purchasing own shares. The maximum repurchase volume is limited to 1.2 million shares or 10 % of the capital stock. The current repurchase program will end on November 14, 2003 at the latest. An application to extend the authorization to repurchase own shares until November 13, 2004 will be submitted at the 9th Ordinary Shareholders' Meeting.

As of March 31, 2003, 975,848 own shares or 8.1 % of the capital stock were acquired for EUR 53.1 million including fees. All transactions are published on the Internet under www.mayr-melnhof.com.

Editorial information

Editor (publisher):
Mayr-Melnhof Karton AG
Brahmsplatz 6
A-1041 Vienna, Austria

For further information, please contact:

Investor Relations
Phone: +43/ (0)1 50 136 1180
Fax: +43/ (0)1 50 136 1195

e-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com